                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO-C
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                              THE FIRST YEARS, INC.
                            (Name of Subject Company)

                              THE FIRST YEARS, INC.
                                    (Issuer)
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                                  Common Stock,
                            Par Value $.10 Per Share
                         (Title of Class of Securities)

                                    337610109
                      (CUSIP Number of Class of Securities)

                                  John R. Beals
                       Senior Vice President and Treasurer
                              The First Years, Inc.
                                One Kiddie Drive
                         Avon, Massachusetts 02322-1171
                                 (508) 588-1220
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)

                                   Copies to:
                          Stanford N. Goldman, Esquire
                           Anthony E. Hubbard, Esquire
               Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
                              One Financial Center
                           Boston, Massachusetts 02111
                                 (617) 542-6000


                            CALCULATION OF FILING FEE
                            -------------------------

      Transaction Valuation                             Amount of Filing Fee
      ---------------------                             --------------------

         Not Applicable                                    Not Applicable

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:________________        Filing Party:____________________
Form or Registration No.:______________        Date Filed:______________________

[X] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

The First Years, Inc. (the "Company") has not yet determined whether it will commence the self tender offer described below. If the Company commences the self tender offer, it will file with the Securities and Exchange Commission (the "SEC") a Schedule TO and related exhibits and other related documents. If these documents are filed, shareholders of the Company are strongly encouraged and advised to read the Schedule TO and related exhibits and other related documents, when the documents become available because they will contain important information about the offer. At that time, the Schedule TO and related exhibits will be available without charge at the SEC website at www.sec.gov and will be delivered without charge to all eligible shareholders of the Company. Additional copies of these documents will be made available by the Company without charge to all eligible shareholders of the Company who contact the Company as instructed in those documents. If the Company commences the offer, we strongly urge the Company's shareholders to read all of the materials carefully and understand the risks before making any decision about the offer. We also strongly encourage the Company's shareholders to consult their own tax and financial advisors before making any decision about any such offer.

This filing relates solely to a preliminary communication, which does not constitute a self tender offer, and is made by the Company before it determines whether it will commence a self tender offer. The Company's Form 10-Q for the quarterly period ended June 30, 2001, as filed with the SEC on August 14, 2001, contains the following statement regarding the Company's consideration of a self tender offer.

   [TEXT OF STATEMENT INCLUDED IN THE FIRST YEARS' FORM 10-Q AS FILED WITH THE
             SECURITIES AND EXCHANGE COMMISSION ON AUGUST 14, 2001]

Philip Goldstein filed a proxy in opposition to the Company's proxy. Mr. Goldstein subsequently withdrew those proxy materials and informed the Company that he did not intend to pursue his proposals at the Company's Annual Meeting held on May 17, 2001. Prior to the Annual Meeting, Mr. Goldstein suggested that the Company's Board of Directors, which in 1998 had authorized a discretionary stock repurchase program, consider a more aggressive share repurchase approach, such as a cash self tender offer for a portion of the Company's outstanding shares. Because the Company's Board has believed for awhile that the Company's stock is undervalued, it is considering alternative measures, including the possibility of a self tender offer, that would make available a portion of the Company's cash resources to its stockholders. The Board has engaged an investment banker to assist in the analysis of share repurchase alternatives.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       THE FIRST YEARS, INC.

                                       /s/  John R. Beals

                                       John R. Beals
                                       Senior Vice President and Treasurer

Date: August 21, 2001